

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2018

Christopher May
Vice President & Chief Financial Officer
American Axle & Manufacturing Holdings Inc
One Dauch Drive
Detroit MI 48211

> **Re: American Axle & Manufacturing Holdings Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-14303**

Dear Mr. May:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)
Segment Reporting, page 28

1. We note your presentation of Total Segment Adjusted EBITDA included as part of your tables which outline your sales and Segment Adjusted EBITDA for each of your reporting segments. You state on page 29 that Segment Adjusted EBITDA is a meaningful measure as it is used to assess business and operating performance of the segments, and for operational planning and decision making purposes. However, it is unclear from your disclosures why management believes the presentation of Segment Adjusted EBITDA on a consolidated basis is useful to investors regarding your financial condition and results of operations. Please revise to disclose and to the extent material, include the additional

purposes, if any, for which you use the non-GAAP measure in accordance with Item 10(e)(1)(i)(C)-(D) of Regulation S-K. Refer to the guidance outlined Question 104.04 of the C&DIs on the use of non-GAAP financial measures which can be found on the SEC's website.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 with any questions.

Division of Corporation Finance
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